Contact

www.linkedin.com/in/michael-mammoliti-59899088 (LinkedIn)

Top Skills

Film Production
Film Finance

Michael Mammoliti

Film Producer based in Los Angeles
United States

Summary

Michael Mammoliti is an American film producer and entrepreneur, best known as the co-founder and CEO of 32Red Entertainment. He focuses on film financing, deal structuring, and the development of commercially driven projects. With a background in finance, Mammoliti entered the entertainment industry as a Producer, concurrently while running a company. His approach emphasized securing capital for mid- to high-budget productions while collaborating with filmmakers to create projects with strong commercial appeal. Through 32Red Entertainment, he has worked to build a slate that blends creative storytelling with disciplined financial strategy. 32Red Entertainment, which Mammoliti co-founded with Manasvi Mamgai, operates with an international footprint, including bases in Los Angeles and Mumbai. The company specializes in raising capital for film and television projects, with a focus on protecting investors while supporting bold, marketable content. The team also includes partners and collaborators with experience in production, finance, and strategic development. Mammoliti is a producer on Captivated, a feature film directed by Dito Montiel and starring Al Pacino and Katie Holmes. Inspired by the 1973 kidnapping of John Paul Getty III, the project presents a dramatized perspective on the events. Mammoliti also received a story credit on the film, contributing to its narrative development. His producing credits extend across multiple genres and formats. He produced the horror-thriller The Him, currently in post-production, and served as co-producer on the feature Chapel. Additional projects include Neon Candy w/ Jamie King (in development) and a broader slate featuring titles such as the Elmore Leonard novel Mr. Paradise directed by Thora Birch, and Alula which is being directed by Frank Coraci - who's films have grossed over $1.7B in the box office.

Experience

32Red Entertainment

Co-Founder

September 2022 - Present (4 years)

Los Angeles, CA

Los Angeles based film producer with a background in finance and a focus on film financing and deal structuring. He has helped raise capital for mid to high budget productions and worked closely with creatives to design financial strategies that protect investors while maximizing on screen value. Michael is committed to empowering filmmakers to tell bold stories while building sustainable, economically sound productions.

The objective in creating 32RED Entertainment is to plug a hole in the industry by building a risk-averse, collateralized film slate, each project budgeted under $10M, with pre-secured distribution pathways that ensure visibility and returns.

Landmark Mortgage Capital

Managing Partner

January 2018 - July 2022 (4 years 7 months)

Newport Beach, CA

Oversaw strategic direction and daily operations of a real estate and mortgage brokerage, with a focus on sourcing, structuring, and managing residential and commercial lending opportunities. As both an investor and managing partner, led capital allocation decisions, evaluated risk, and guided underwriting standards to ensure portfolio performance and long-term growth. Managed relationships with borrowers, banks, and institutional partners, while driving business development and identifying new market opportunities. Played a key role in scaling the firm’s lending portfolio, optimizing operational efficiency, and maintaining compliance with industry regulations.

Education

UC Irvine

Bachelor of Business Administration - BBA, Business, Management, Marketing, and Related Support Services · (January 2005 - June 2008)